Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”, “we”, “us” or “our”) for the three and nine-month periods ended September 30, 2016 is as of November 4, 2016. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Cardiome is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our interim unaudited consolidated financial statements for the three and nine months ended September 30, 2016 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™, AGGRASTAT®, XYDALBA™, ESMOCARD®, ESMOCARD LYO® and TREVYENT®, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck & Co., Inc., known as Merck Sharp & Dohme (“MSD”) outside Canada and the United States, whether we will receive, and the timing and costs of obtaining regulatory approvals in the United States, Canada, Europe and other countries, the clinical development of our product candidates, and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent amended Annual Report on Form 40-F/A filed with the United States Securities Exchange Commission (the “SEC”), and our most recent Annual Information Form, is available by accessing the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov or the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

OVERVIEW

Cardiome is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, BRINAVESSTM and AGGRASTAT®, which are commercially available in markets outside of the United States, commercialization rights to a European-approved antibiotic, XYDALBATM (dalbavancin) in France, the United Kingdom, Germany, Belgium, Nordic nations, Canada, certain other European countries and some regions in the Middle East, and commercialization rights to cardiology products, ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), in certain European countries. We have also licensed commercialization rights to a pre-registration drug/device combination product, TREVYENT®, for the treatment of pulmonary arterial hypertension (“PAH”) in certain regions outside the United States.

BRINAVESSTM (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults (for non-surgery patients with AF of seven days or less) and for use in post-cardiac surgery patients with AF of three days or less. BRINAVESSTM is mentioned as a first-line therapy in the European Society of Cardiology AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

AGGRASTAT® (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome. AGGRASTAT® is currently registered and approved in more than 60 countries worldwide. We acquired the marketing rights outside of the United States to AGGRASTAT® as part of the transaction in which we also acquired Correvio LLC and its subsidiaries (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

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Both BRINAVESSTM and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our global distributor and partner network. We have a comprehensive global distributor and partner network that allows our products to be commercialized in many countries worldwide.

XYDALBA™ (dalbavancin) was approved by the European Medicines Agency (the “EMA”) in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (“ABSSSI”) in adults. Dalbavancin is commercialized under the trade name XYDALBA™ in certain countries outside the United States and DALVANCE® in the United States.

ESMOCARD is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement, the rapid heart rate requires specific intervention. ESMOCARD is not intended for use in chronic settings.

TREVYENT® (treprostinil sodium) is a development stage drug product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

BRINAVESS™ (Vernakalant (IV))

BRINAVESSTM, the intravenous formulation of vernakalant hydrochloride, is an antiarrhythmic medicine for the treatment of AF. AF occurs when the electrical signals in the heart’s upper chambers (atria) beat in an uncoordinated and uncontrolled fashion. This can cause irregular and oftentimes rapid heart rhythms. Patients with AF frequently experience symptoms such as palpitations, chest pain, shortness of breath, fatigue, light-headedness, and fainting. AF also increases the risks for stroke and development of heart failure. BRINAVESSTM acts preferentially in the atria to block ionic currents and normalise the electrical signals converting the patient’s heart rhythm to sinus rhythm. BRINAVESSTM is approved in certain countries for the rapid conversion of recent onset AF to sinus rhythm in adults, for non-surgery patients (AF ≤ 7 days duration) and for post-cardiac surgery patients (AF ≤ 3 days duration).

We have exclusive, global development and marketing rights to BRINAVESSTM, and are responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from MSD and its affiliates. Transfers have been delayed in certain jurisdictions due to routine regulatory requirements.

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, the FDA notified Astellas that the application was approvable. After discussions between the FDA and Astellas, a confirmatory Phase 3 clinical trial (“ACT 5") was initiated in October 2009 under a Special Protocol Assessment. In October 2010, a clinical hold was placed on ACT 5 following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with AF who received vernakalant (IV). The ACT 5 study was terminated. As of the date of this MD&A, the clinical program for vernakalant (IV) remains on hold in the United States. In 2013, when sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the NDA for vernakalant (IV) were transferred to us from MSD, we initiated discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. The program remains on clinical hold pending agreement of a suitable development path. In pursuit of alternative development scenarios, and after dialogue with the FDA, Cardiome has initiated additional nonclinical studies. Upon completion of these studies, it is Cardiome’s intention to re-engage with the Cardiorenal Division to discuss paths forward.

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In December 2015, we announced the filing of a New Drug Submission (“NDS”) with Health Canada’s Therapeutic Products Directorate (the “TPD”) seeking Canadian approval of vernakalant (IV) for the rapid conversion of recent onset AF to sinus rhythm in adults with AF for up to seven days. The TPD will complete a detailed review of the NDS and provide a decision on the approvability of BRINAVESSTM. Health Canada’s target NDS review time is 300 days.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (“the Collaboration Agreements”) with MSD for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of MSD with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, MSD paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million. In July 2009 MSD submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESSTM in the European Union, Iceland and Norway. After receipt of marketing approval, MSD began its commercial launch of BRINAVESSTM in a number of European countries.

In September 2012, MSD gave notice to us of its termination of the Collaboration Agreements. In April 2013 we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) and in September 2013 we completed the transfer of commercialization responsibility for BRINAVESSTM in the European Union and of the responsibility to complete the post-marketing study for BRINAVESSTM. Since this date, we have been supplying BRINAVESSTM under our own trade dress in the European Union.

In September 2013, we entered into an agreement with MSD for the continued transfer of marketing authorizations. On a per country basis, regulatory and commercialization responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers. As a result of routine regulatory requirements, the transfers have been delayed in certain jurisdictions.

In December 2014, Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) acquired rights to develop and commercialize BRINAVESSTM in China, Taiwan, and Macau and to re-launch BRINAVESSTM in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize BRINAVESSTM in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm agreed to an upfront payment of $1 million and specific annual commercial goals for BRINAVESSTM. We are also eligible to receive regulatory milestone payments of up to $3 million.

In August 2015, we announced that the Secretary of State for the U.K. Department of Health approved pricing for BRINAVESSTM. The approved amount represents a maximum price per vial of BRINAVESSTM in the United Kingdom. It is consistent with pricing in other territories and our economic forecasts. Pricing approval is a step on the path to formulary coverage.

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In January and March 2016, we filed Marketing Authorization Applications with the Kingdom of Saudi Arabia’s Saudi Food and Drug Authority and the United Arab Emirates Ministry of Health, respectively, seeking approval of BRINAVESS™.

Development

We are conducting a post-approval safety study in the European Union as part of our follow-up measures with the EMA. This 2,000 patient observational study will collect information about patients receiving BRINAVESSTM, to characterize the normal use and dosing of the product, and to provide better estimates of the incidence of medically significant health outcomes of interest. The study was initiated in September 2011.

In China, Eddingpharm completed a Phase 1 study and plans are underway for the initiation of a Phase 3 trial in AF patients.

Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of AF recurrence. Two Phase 2 clinical trials have been completed.

As part of the Collaboration Agreements, MSD acquired exclusive rights for the development and commercialization of vernakalant (oral). In March 2012, MSD informed us of its decision to discontinue further development and in September 2012, MSD returned global marketing and development rights to us. The IND was transferred to us in 2013. In January 2016, we submitted an application for orphan drug designation for vernakalant (oral) for the prevention of post-operative AF in patients undergoing coronary artery bypass graft surgery to the FDA's Office of Orphan Products Development (the “OOPD”). In June we received notification from the OOPD that we were unsuccessful with our application. We have one year to prepare a response.

AGGRASTAT® for Acute Coronary Syndrome

AGGRASTAT® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI - ST-elevation myocardial infarction, and NSTE-ACS - non-ST-elevation acute myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. AGGRASTAT® is administered intravenously, and has been on the market for many years.

Applications for the extension of the indication statement for AGGRASTAT® are continuing worldwide, most recently with the submission of a supplemental NDS in Canada in July 2015.

In September 2015, we entered into an agreement with Mitsubishi Tanabe Pharma Europe Ltd. (“MTPE”), a subsidiary of Mitsubishi Tanabe Pharma Corporation headquartered in Japan, to co-promote AGGRASTAT® and MTPE’s EXEMBOL® (argatroban monohydrate) in the United Kingdom. EXEMBOL® is indicated for anticoagulation in adult patients with heparin-induced thrombocytopenia type II who require parenteral antithrombotic therapy. The co-promotion agreement is for an initial term of three years.

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XYDALBA™

In May 2016, we announced the execution of an exclusive license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the United States, where it is marketed by Allergan, and XYDALBATM in the rest of the world) in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, the Netherlands, Luxemburg, Ireland, Switzerland, Canada and certain countries in the Middle East. XYDALBATM fits Cardiome’s commercial footprint as a differentiated specialty pharmaceutical company focused on commercializing proprietary growth pharmaceuticals in Europe and Canada. We are preparing for the imminent launch of XYDALBA™ in Europe in the fourth quarter of 2016, starting with the United Kingdom and Germany.

XYDALBATM is a second generation, semi-synthetic lipoglycopeptide. XYDALBATM is the first and only IV antibiotic approved in Europe for the treatment of ABSSSI with a single dose regimen of 1500 mg administered over 30 minutes and a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. This dosing regimen makes it possible to treat patients with ABSSSI in an outpatient setting, avoiding hospitalization or potentially allowing earlier discharge, without compromising efficacy. XYDALBATM demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other streptococcal species.

ESMOCARD® and ESMOCARD LYO®

During 2015, we continued to evaluate in-licensing and acquisition opportunities that complemented our product and operational capabilities. As a result, in May 2015, we entered a commercialization agreement with AOP Orphan Pharma (“AOP”) to sell AOP’s cardiovascular products, ESMOCARD® and ESMOCARD LYO® in Italy, France, Spain and Belgium.

Supraventricular tachycardia refers to a rapid heart rhythm of the upper heart chambers (atria). Electrical signals in the atria fire abnormally, which interferes with electrical signals coming from the sinoatrial node - the heart’s natural pacemaker. A series of early beats in the atria speeds up the heart rate. The rapid heartbeat does not allow enough time for the heart to fill before it contracts so blood flow to the rest of the body is compromised.

ESMOCARD® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. ESMOCARD® is not intended for use in chronic settings.

TREVYENT®

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed to commercialize the development-stage product TREVYENT® (treprostinil) in Europe, Canada and the Middle East.

Pursuant to the License Agreement, SteadyMed granted us an exclusive royalty-bearing license to commercialize TREVYENT® in Europe, Canada and the Middle East if TREVYENT® is approved for the treatment of pulmonary arterial hypertension (“PAH”) in such regions. Under the License Agreement, SteadyMed will receive up to $12.3 million in connection with regulatory and sales milestones, including an upfront payment of $3 million. We have agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future TREVYENT® sales.

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PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy produced by United Therapeutics Corporation.

TREVYENT® is a development stage drug product that combines SteadyMed’s PatchPump technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

In January 2016, we announced that the EMA approved our request to review TREVYENT® under the Centralised Authorisation Procedure drug review process. This procedure results in a single marketing authorization that is valid in all 28 European Union countries and three European Economic Area countries.

Product Portfolio

The following table summarizes our portfolio of products:

Program	Stage of Development
BRINAVESSTM (Vernakalant (IV)) EU & ROW	Approved in approximately 50 countries worldwide, including those in the European Union.

BRINAVESSTM (Vernakalant (IV)) US	On clinical hold. Seven global Phase 3 clinical trials reported.
Vernakalant (oral)	Two Phase 2 clinical trials completed.

AGGRASTAT® (tirofiban hydrochloride) outside of the United States	Approved in more than 60 countries worldwide.
ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride)	Approved or pre-registration in Europe.
XYDALBATM (dalbavancin)	Centrally approved in the European Union. Pre-registration in Switzerland, Canada and the Middle East
TREVYENT®	Pre-registration worldwide.

CORPORATE UPDATE

Common Share Offering

On July 29, 2016, we closed an underwritten public offering (the “Offering”) of 11,500,000 common shares from treasury, including the underwriters' full exercise of their option to purchase 1,500,000 common shares, at a price to the public of US$3.00 per common share, for aggregate gross proceeds of $34.5 million before deducting the underwriting commission and estimated Offering expenses payable by us.

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We intend to use the net proceeds from the Offering for the in-licensing of dalbavancin, including for the upfront licensing fee pursuant to the exclusive license agreement with Allergan, and for milestone payments related to pricing reimbursements and launches. Any remaining net proceeds from the Offering will be used for general corporate purposes.

Term Loan Agreement with CRG-Managed Funds

On June 13, 2016, we entered into a term loan agreement with CRG-managed funds for up to $30 million consisting of three tranches bearing interest at 14% per annum (the “CRG Term Loan”). The first tranche of $20 million has been drawn and was used to extinguish existing long-term debt from Midcap Financial, LLC (“Midcap”) and for general corporate purposes. The second and third tranches of $5 million each are available to us if we reach certain revenue milestones, as at December 2016 and June 2017, respectively. The loan matures on March 31, 2021. Under the terms of the agreement, an interest-only period is provided such that principal repayment begins in June 2019; interest is payable on a quarterly basis through the full term of the loan. If we meet certain revenue milestones, the interest-only period may be extended such that principal repayment begins in June 2020.

We are required to meet certain annual revenue covenants, starting for the year ending December 31, 2016. If the revenue covenants are not met, we may exercise a cure right by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and our revenue.

Filing of Shelf Prospectus

We filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the SEC under a registration statement on Form F-10 on March 1, 2016 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250.0 million of our common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period. The Offering with gross proceeds of $34.5 million was applied against the Base Shelf Prospectuses.

Purchase Agreement with Lincoln Park Capital Fund, LLC

In connection with the filing of the Base Shelf Prospectuses, we also filed a new prospectus supplement pertaining to sales under the previously-announced Purchase Agreement dated January 12, 2016 (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Under the terms of the Purchase Agreement, at our sole discretion, we may sell up to an aggregate of $20.0 million of our common shares to LPC from time to time over the 24-month term of the Purchase Agreement, subject to the conditions and limitations set forth in the agreement. There are no upper limits to the price LPC may pay to purchase common shares from us and the purchase price of any common shares sold to LPC will be based on the then prevailing market prices of the common shares. We may terminate the Purchase Agreement at any time, at our sole discretion, without any monetary cost or penalty to us upon one business day’s written notice to LPC. Our closing share price must be equal to or greater than US$5.00 in order for a purchase to be effected. In consideration for entering into the agreement, we issued 48,856 common shares to LPC as a commitment fee. We plan to use the net proceeds, if any, for general corporate purposes. We have sold 160,000 common shares to LPC for gross proceeds of $0.8 million under the Purchase Agreement. As of the date of this MD&A, $6.9 million remains available for issuance under the new prospectus supplement.

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Amended and Restated At Market Issuance Sales Agreement

In connection with the filing of the Base Shelf Prospectuses, we also filed a new prospectus supplement pertaining to sales under the previously-announced Amended and Restated At Market Issuance Sales Agreement dated March 7, 2016 (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”).

Under the terms of the Sales Agreement, we may sell, from time to time, through “at-the-market” offerings with FBR and MLV as agents, such common shares as would have an aggregate offer price of up to US$30.0 million. FBR and MLV, at our discretion and instruction, will use their commercially reasonable efforts to sell the common shares at market prices from time to time. The Sales Agreement amends and restates the At Market Issuance Sales Agreement dated February 18, 2014 (the “Original Sales Agreement”) with MLV. We entered into the Sales Agreement only as a result of the acquisition by FBR of MLV.

We did not issue any common shares under the Sales Agreement during the three and nine months ended September 30, 2016. We intend to use the net proceeds, if any, for general corporate purposes. As of the date of this MD&A, $6.9 million remains available for issuance under the new prospectus supplement. During the year ended December 31, 2015, we issued 554,247 of our common shares under the Original Sales Agreement for gross proceeds of $5.3 million.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the three and nine months ended September 30, 2016 and 2015 and as at September 30, 2016 and December 31, 2015 as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars, except as otherwise stated)	2016	2015	2016	2015
Statement of operations data:
Revenue	$5,237	$4,958	$18,238	$16,193
Operating loss	(4,128)	(5,024)	(9,760)	(15,106)
Net loss	(5,284)	(5,810)	(14,032)	(17,058)
Loss per share - basic (in dollars)	$(0.19)	$(0.31)	$(0.61)	$(0.97)
Loss per share - diluted (in dollars)	$(0.19)	$(0.31)	$(0.62)	$(0.97)

	As at
	September 30, 2016	December 31, 2015
Balance sheet data:
Total assets	$72,569	$48,228
Long-term debt, net of unamortized debt issuance costs, including current portion	19,343	9,598
Deferred consideration, including current portion	3,342	5,097

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RESULTS OF OPERATIONS

Three and Nine Months Ended September 30, 2016 Compared to Three and Nine Months Ended September 30, 2015

We recorded a net loss of $5.3 million (basic loss per share of $0.19) for the three months ended September 30, 2016 compared to a net loss of $5.8 million (basic loss per share of $0.31) for the three months ended September 30, 2015. On a year-to-date basis, we recorded a net loss of $14.0 million (basic loss per share of $0.61) for the nine months ended September 30, 2016 compared to a net loss of $17.1 million (basic loss per share of $0.97) for the nine months ended September 30, 2015. The decrease in net loss on a year-to-date basis was due primarily to an increase in revenue and a decrease in research and development (“R&D”) expense as we made an upfront payment of $3.0 million to SteadyMed upon the execution of the license and supply agreement for TREVYENT® in 2015.

Revenue

Revenue for the three months ended September 30, 2016 was $5.2 million compared to revenue of $5.0 million for the three months ended September 30, 2015. Revenue for the nine months ended September 30, 2016 and 2015 was $18.2 million and $16.2 million, respectively. The increase in revenue for the nine months ended September 30, 2016 was due to the timing of distributor sales.

Gross Margin

Gross margin for the three and nine months ended September 30, 2016 were 74.4% and 75.6%, respectively, compared to 71.9% and 76.7% for the three and nine months ended September 30, 2015. The fluctuation in gross margin is primarily due to changes in customer mix.

Selling, General & Administration Expense

Selling, general and administration (“SG&A”) expense for the three months ended September 30, 2016 was $7.2 million compared to $8.0 million for the three months ended September 30, 2015. The decrease in SG&A expense for the three months ended September 30, 2016 was due to a one-time $0.8 million charge related to the termination of a distributor agreement incurred during the three months ended September 30, 2015. On a year-to-date basis, SG&A expense for the nine months ended September 30, 2016 was $21.4 million compared to $22.7 million for the nine months ended September 30, 2015. The decrease in SG&A expense is primarily related to a one-time $0.8 million charge related to the termination of a distributor agreement in 2015 and a decrease in our stock-based compensation expense as a result of market fluctuations in our share price.

Research and Development Expense

R&D expense for the three-month periods ended September 30, 2016 and 2015 was insignificant. R&D expense for the nine months ended September 30, 2016 was nil compared to $3.2 million for the nine months ended September 30, 2015 reflecting the $3.0 million upfront payment we made to SteadyMed upon the execution of the license and supply agreement for TREVYENT®.

Interest Expense

Interest expense was $0.9 million for the three months ended September 30, 2016, compared to $0.5 million for the three months ended September 30, 2015. The increase was due to an increase in long-term debt in the second quarter of 2016. On a year-to-date basis, interest expense was $1.7 million for the nine months ended September 30, 2016 compared to $1.8 million for the nine months ended September 30, 2015. The decrease in interest expense is due to the higher amortization of debt issuance costs during the nine months ended September 30, 2015, offset by the increase in long-term debt in the second quarter of 2016.

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Loss on Extinguishment of Long-term Debt

During the nine months ended September 30, 2016, we had a loss on extinguishment of long-term debt of $1.4 million compared to nil for the nine months ended September 30, 2015. In the second quarter of 2016, we extinguished our senior secured term loan facility with Midcap and as a result, incurred a loss of $1.4 million due to the write-off of unamortized debt issuance costs and to exit and prepayment fees.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2015. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

	Three months ended
(In thousands of U.S. dollars except per share amounts)	September 30, 2016	June 30, 2016	March 31, 2016		December 31, 2015

Revenue	$5,237	$5,911	$7,090		$4,717
Cost of goods sold	1,342	1,685	1,425		2,816
Selling, general and administration	7,170	7,977	6,268		8,268
Research and development	—	—	—		62
Interest expense	865	445	405		484
Loss on extinguishment of long-term debt	—	1,402	—		—
Net loss	(5,284)	(7,514)	(1,234)		(7,404)
Loss per share - basic	(0.19)	(0.37)	(0.06)		(0.37)
Loss per share - diluted	(0.19)	(0.37)	(0.09	)(1)	(0.37)

	Three months ended
(In thousands of U.S. dollars except per share amounts)	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014

Revenue	$4,958	$5,738	$5,497	$6,976
Cost of goods sold	1,393	1,154	1,224	3,618
Selling, general and administration	8,028	8,381	6,327	9,143
Research and development	15	3,084	62	99
Interest expense	542	560	674	508
Net loss	(5,810)	(7,361)	(3,887)	(6,486)
Loss per share - basic and diluted	(0.31)	(0.43)	(0.23)	(0.39)

(1)	Diluted loss per share has been recast for the three months ended March 31, 2016 from a loss of $0.06 per share to a loss of $0.09 per share to adjust for the impact of the reversal of the recovery on liability classified awards which should be considered when calculating diluted earnings (loss) per share. This change also resulted in a change in diluted loss per share for the six months ended June 30, 2016 from a loss of $0.43 per share to a loss of $0.46 per share.
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Variations in our revenue, expense and net loss for the periods above resulted primarily from the following factors:

In the fourth quarter of 2015, our net loss increased by $1.6 million compared to the third quarter of 2015 to $7.4 million, or a basic loss per share of $0.37. The increase in net loss from the prior quarter was the result of an increase in cost of goods sold related to a $1.1 million write-down of inventory in connection with the termination of a distribution agreement and a decrease in revenue due primarily to the timing of distributor sales and a decrease in AGGRASTAT® sales as a result of generic competition.

In the first quarter of 2016, our net loss decreased by $6.2 million compared to the fourth quarter of 2015 to $1.2 million, or a basic loss per share of $0.06. The decrease in net loss resulted from an increase in revenue and cost of goods sold and a decrease in SG&A expense. The increase in revenue was driven by an increase in distributor sales. The increase in gross margin was due to a $1.1 million charge to cost of goods sold in the prior quarter, in connection with the termination of a distribution agreement. The decrease in SG&A expense was a result of lower expenditures associated with the timing of certain regulatory expenses and a decrease in stock-based compensation expense as a result of market fluctuations in our share price from the prior quarter.

In the second quarter of 2016, our net loss increased by $6.3 million compared to the first quarter of 2016 to $7.5 million, or a basic loss per share of $0.37. The increase in net loss from the prior quarter was mainly driven by a decrease in revenue, an increase in SG&A expense and a loss incurred on the extinguishment of long-term debt. The decrease in revenue was driven by the timing of distributor sales. The increase in SG&A expense was impacted by an increase in stock-based compensation expense as a result of market fluctuations in our share price from the prior quarter. Additionally, we incurred a loss of $1.4 million upon the extinguishment of our senior secured term loan facility with Midcap.

In the third quarter of 2016, our net loss decreased by $2.2 million compared to the second quarter of 2016 to $5.3 million, or a basic loss per share of $0.19. The decrease in net loss from the prior quarter was mainly driven by the $1.4 million loss incurred in the prior quarter on the extinguishment of our term loan facility with Midcap and the impact of foreign exchange translation.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of AGGRASTAT® and BRINAVESSTM, the issuance of common shares, and debt financing.

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Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2016	2015	2016	2015
Cash used in operating activities	$(4,408)	$(3,061)	$(11,390)	$(10,816)
Cash used in investing activities	(8,017)	(5)	(13,637)	(162)
Cash provided by financing activities	31,029	20,182	38,975	23,333
Effect of foreign exchange rate changes on cash and cash equivalents	46	15	(75)	(316)
Increase in cash and cash equivalents	$18,650	$17,131	$13,873	$12,039

At September 30, 2016, we had $31.5 million in cash and cash equivalents, compared to $17.7 million at December 31, 2015. The increase in cash and cash equivalents for the nine months ended September 30, 2016 was comprised of $11.4 million of net cash used in operating activities, $13.6 million of cash used in investing activities from the upfront payment for the execution of a license agreement with Allergan for the rights to commercialize dalbavancin, offset by $39.0 million in cash provided by financing activities for proceeds received from the CRG Term Loan and for proceeds received from the Offering.

Cash used in operating activities for the three months ended September 30, 2016 was $4.4 million, an increase of $1.3 million from $3.1 million for the three months ended September 30, 2015. On a year-to-date basis, cash used in operating activities for the nine months ended September 30, 2016 was $11.4 million, an increase of $0.6 million from $10.8 million used in the nine months ended September 30, 2015. The increase in cash used was primarily due to the timing of accounts payable and accounts receivable as well as upfront payments received on distribution agreements entered into during the three and nine-month periods ended September 30, 2015.

Cash used in investing activities for the three and nine months ended September 30, 2016 was $8.0 million and $13.6 million, respectively, related to the execution of the license agreement with Allergan to commercialize dalbavancin. Cash used in investing activities for the three and nine months ended September 30, 2015 was nil and $0.2 million, respectively, related to the purchase of property and equipment and the incurrence of patent costs.

Cash provided by financing activities for the three months ended September 30, 2016 was $31.0 million compared to cash provided by financing activities for the three months ended September 30, 2015 of $20.2 million. During the three months ended September 30, 2016, we received net proceeds of $31.8 million from the Offering. This was offset by the payment of our deferred consideration of $0.7 million. During the three months ended September 30, 2015, we received net proceeds of $21.9 million from the common share offering we completed in August 2015. This was offset by payments under our Midcap facility of $1.0 million and payment of our deferred consideration of $0.7 million. Cash provided by financing activities for the nine months ended September 30, 2016 was $39.0 million compared to cash provided by financing activities for the nine months ended September 30, 2015 of $23.3 million. Cash provided by financing activities for the nine months ended September 30, 2016 consisted of proceeds from the Offering, proceeds from the Purchase Agreement as well as proceeds from the CRG Term Loan, offset by payment of our deferred consideration. Cash provided by financing activities for the nine months ended September 30, 2015 consisted of proceeds from the common share offering we completed in August 2015, offset by the payment of our deferred consideration and payments under our Midcap facility.

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Funding Requirements

We expect to devote financial resources to our operations, sales and commercialization efforts, regulatory approvals and business development. We will require cash to fund operations, pay interest and make principal payments on the CRG Term Loan as well as the deferred consideration arising from the acquisition of Correvio.

Our future funding requirements will depend on many factors including:

•	the cost and extent to which we will be successful in obtaining reimbursement for our products in additional countries where they are currently approved;
•	the cost and outcomes of regulatory submissions and reviews for approval of our products in additional countries;
•	the extent to which our products will be commercially successful globally;
•	the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets;
•	the future development plans for our products in development;
•	the consummation of suitable business development opportunities;
•	the extent to which we elect to develop, acquire or license new technologies, products or businesses;
•	the size, cost and effectiveness of our sales and marketing programs; and
•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements.

At September 30, 2016, we had working capital of $35.9 million, compared to $15.7 million at December 31, 2015. We believe that our cash on hand, the expected future cash inflows from the sale of our products, potential future proceeds from the CRG Term Loan, the net proceeds, if any, from the Purchase Agreement and the Sales Agreement and other financial vehicles will be sufficient to finance our working capital, operational, and capital needs for at least the next 12 months, including our obligations with respect to the CRG Term Loan and deferred consideration. Under the Term Loan Agreement, we are required to make regular quarterly payments. If we are unable to make our regularly scheduled payments pursuant to the Term Loan Agreement or comply with the restrictive covenants therein, we could be in breach of the facility, which could result in the full amount of the facility becoming due and payable and the related security becoming enforceable. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational, and capital needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements. Any sale of additional equity or debt securities may result in dilution to our shareholders. Debt financing may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Moreover, our ability to obtain additional debt financing may be limited by the Term Loan Agreement. If we seek to raise funds through collaboration or licensing arrangements with third parties, we may be required to relinquish rights to products, product candidates or technologies that we would not otherwise relinquish or grant licenses on terms that may not be favorable to us. There can be no assurance that we will be able to successfully obtain financing in the amounts or terms acceptable to us, if at all, in order to continue our operational activities. If we are unable to obtain financing to fund our development programs and strategic business development activities, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development and commercialization activities, which could harm our future financial condition and operating results.

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Contractual Obligations

As of September 30, 2016, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2016	2017	2018	2019	2020	There-after	Total
Commitments for clinical and other agreements	$2,189	—	—	—	—	—	$2,189
Deferred consideration	768	2,574	—	—	—	—	3,342
Interest expense on deferred consideration	186	248	—	—	—	—	434
CRG term loan (1)	—	—	—	7,500	10,000	2,500	20,000
Interest expense on term loan agreement	716	2,839	2,839	2,571	1,243	88	10,296
Operating lease obligations	107	428	428	393	340	754	2,450
Total	$3,966	$6,089	$3,267	$10,464	$11,583	$3,342	$38,711

(1) Based on drawings as of the date of this MD&A.

Outstanding Share Capital

As of November 4, 2016, there were 31,876,647 common shares issued and outstanding, and 2,012,557 common shares issuable upon the exercise of outstanding stock options (of which 1,239,847 were exercisable) at a weighted average exercise price of CAD $5.80 per share, and 134,594 restricted share units outstanding.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP. The accounting policies and methods of computation applied in the consolidated interim financial statements as at and for the three and nine months ended September 30, 2016 are the same as those applied in the audited annual financial statements as at and for the year ended December 31, 2015, except as described below.

We adopted Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, issued by the Financial Accounting Standards Board (“FASB”) in April 2015. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. As a result of the adoption, we reclassified unamortized debt issuance costs of nil and $88 as of September 30, 2016 and December 31, 2015, respectively, from other assets to a reduction in the current portion of long-term debt and $657 and $314 as of September 30, 2016 and December 31, 2015, respectively, from other long-term assets to a reduction in long-term debt on the interim consolidated balance sheets.

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We make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, impairment of long-lived assets, goodwill, amortization, stock-based compensation, and fair value measurements of financial instruments. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates. The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 16 to 18 of our 2015 MD&A, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Recent Accounting Pronouncements

Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. The amendments in ASU 2016-15 provide cash flow statement classification guidance on the following eight topics: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7. Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements

Improvements to Employee Share-Based Payment Accounting

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

RELATED PARTY TRANSACTIONS

We did not enter into any material transactions with related parties during the three and nine months ended September 30, 2016 and 2015.

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OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We did not make any changes in our internal control over financial reporting during the three and nine months ended September 30, 2016 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At September 30, 2016, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents and our long-term debt as these instruments bear interest based on current market rates.

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